SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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DIRECT DIAL (650) 470-4540 DIRECT FAX (213) 621-5234 EMAIL ADDRESS Gregg.Noel@SKADDEN.COM	PALO ALTO, CALIFORNIA 94301 TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com June 24, 2020

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Stacie Gorman

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	GS Acquisition Holdings Corp II
Registration Statement on Form S-1
Filed June 11, 2020
File No. 333-239096

Dear Ms. Gorman:

On behalf of GS Acquisition Holdings Corp II (the “Company” or “we”), in connection with the proposed initial public offering of the Company’s securities, we have filed today Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”). In response to the oral comment of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received on June 23, 2020, attached as Exhibit 3.3 to the Amended Registration Statement is an updated Form of Amended and Restated Certificate of Incorporation, which contains a revised federal forum provision which conforms to the corresponding disclosure in the Amended Registration Statement.

*    *    *

U.S. Securities and Exchange Commission

June 24, 2020

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg Noel

Gregg Noel

cc:	GS Acquisition Holdings Corp II
Tom Knott

cc:	Ropes & Gray LLP
Paul D. Tropp and Christopher J. Capuzzi